Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Glass House Brands Inc. (the "Company")

3645 Long Beach Boulevard

Long Beach, California 90807

Item 2.	Date of Material Change

June 16, 2026

Item 3.	News Release

The news release disclosing the material change was disseminated by the Company on June 17, 2026 through GlobeNewswire and is available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.

Item 4.	Summary of Material Change

On June 17, 2026, the Company announced that it has applied to list its subordinate voting shares (the "Subordinate Voting Shares") on the New York Stock Exchange ("NYSE") and that it has entered into the Deconsolidation Transaction (as defined below).

Item 5.	Full Description of Material Change

On June 17, 2026, the Company announced that it has applied to list its Subordinate Voting Shares on the NYSE.

On June 12, 2026, the Company and its indirect wholly owned subsidiary, GHB Usub, LLC ("Company Subsidiary"), entered into several agreements (which were later released from escrow) to facilitate the deconsolidation of the financial results of its former indirect wholly owned subsidiary, Glass House Retail, LLC ("GHR"), from the Company's financial results in accordance with U.S. generally accepted accounting principles (the "Deconsolidation Transaction") and segregate the Company's dual-use cannabis business from its medical cannabis business in order to apply to list the Subordinate Voting Shares on the NYSE. As further described below, as a result of the implementation of the Deconsolidation Transaction, Company Subsidiary holds non-voting and non-participating units (the "Non-Voting Units") in the capital of GHR, which now holds the Company's former dual-use cannabis business, other than businesses the transfer of which is subject to regulatory approval, which businesses will, automatically and without any action on the part of the Company or any other party, transfer to GHR upon the receipt of regulatory approval. The Non-Voting Units do not carry voting rights or rights to receive dividends, do not provide the Company with the ability to direct the business, operations or activities of GHR, or provide other rights upon dissolution of GHR, and are only convertible into Class B units of GHR (the "Common Units") following the date that the NYSE permits the listing of companies that consolidate the financial statements of companies that cultivate, distribute or possess marijuana (as defined in 21 U.S.C 802) for non-medical uses in the United States (the "Stock Exchange Permissibility Date").

In connection with the Deconsolidation Transaction, among other things:

1.	GHR and its members (including Company Subsidiary), entered into a limited liability company agreement, dated June 12, 2026 (the "LLC Agreement"), which provides for, among other things, three classes of units (the "Units"): the Class A units (the "Voting Units"), the Common Units and the Non-Voting Units. The GHR Investor (as defined below) holds all of the Voting Units, which provide for standard voting and dividend rights, including rights upon dissolution of GHR. The Common Units also provide for standard voting and dividend rights, including rights upon dissolution of GHR. The LLC Agreement provides that upon conversion of all of the Non-Voting Units into Common Units, the Voting Units will be equal to no less than 10% of the total issued and outstanding Units following such issuance. Accordingly, in no circumstances will Company Subsidiary, at the time of such conversions, own more than 90% of the Units. In addition, pursuant to the terms of the LLC Agreement, Company Subsidiary has the right to appoint one member to the GHR board of managers (the "GHR Board") and the GHR Investor has the right to appoint two members to the GHR Board.

2.	GHR and the Company entered into a Class A Unit Purchase Agreement (the "Class A Unit Purchase Agreement") with NSJB Investments LLC (the "GHR Investor"), dated June 12, 2026, pursuant to which, among other things, the GHR Investor acquired Voting Units representing a 10% economic ownership interest in GHR for approximately US$2.5 million (the "Investment"). In connection with the Investment, the GHR Investor appointed Jared Beilke and Nicholas Sarris to the GHR Board and Company Subsidiary appointed Kyle Kazan to the GHR Board.

3.	The Company, Company Subsidiary and GHR entered into a protection agreement, dated June 12, 2026 (the "Protection Agreement"), to provide for certain covenants in order to preserve the value of the Non-Voting Units held by Company Subsidiary until such time as the Non-Voting Units are converted into Common Units in accordance with their terms, provided that, such conversion shall only be permitted following the Stock Exchange Permissibility Date, but does not provide the Company or Company Subsidiary with the ability to direct the business, operations or activities of GHR.

In connection with the Deconsolidation Transaction, the Company and GHR entered into a management services agreement (the "MSA"), pursuant to which, among other things, a subsidiary of the Company agreed to provide certain consulting, advisory and administrative services to GHR for a fee arrangement consisting of reimbursement of costs plus a 5% margin, subject to a cap. Each of the parties to the MSA has the ability to terminate the MSA at any time upon 90 days' notice.

The foregoing descriptions of the LLC Agreement, the Class A Unit Purchase Agreement and the Protection Agreement do not purport to be complete and are qualified by reference to the full text of such agreements, which are available on SEDAR+ (www.sedarplus.ca) and are incorporated herein by reference.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Benjamin Vega

General Counsel and Corporate Secretary

Tel: (562) 264-5078

Item 9.	Date of Report

June 17, 2026.

This material change report contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. All forward-looking statements, including those herein, are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company's Annual Information Form available on SEDAR+ at www.sedarplus.ca and in the Company's Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The forward-looking statements and financial outlooks contained in this material change report speak only as of the date of this material change report or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.